Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Annual General Meeting

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 22 May 2012 at 9:30 a.m. is set out on pages 5 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 2 May 2012.

5 April 2012

Commission File Number 001-31914

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Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Tuesday, 22 May 2012 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yuan Li	Xicheng District
Beijing 100033
President and Executive Director:	PRC
Mr. Wan Feng
Place of business in Hong Kong:
Vice Presidents and Executive Directors:	25th Floor, C.L.I. Building
Mr. Lin Dairen, Ms. Liu Yingqi	313 Hennessy Road, Wanchai
Hong Kong
Non-executive Directors:
Mr. Miao Jianmin, Mr. Shi Guoqing,
Ms. Zhuang Zuojin

Independent Non-executive Directors:
Mr. Ma Yongwei, Mr. Sun Changji,
Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh

5 April 2012

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Tuesday, 22 May 2012 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

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LETTER FROM THE BOARD

2.	BUSINESS TO BE CONSIDERED AT THE AGM

The business to be considered at the AGM is described in more detail in the Notice of Annual General Meeting set out on pages 5 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (a) the Report of the Board of Directors for the Year 2011, (b) the Report of the Supervisory Committee for the Year 2011, (c) the Financial Report for the Year 2011, (d) the Profit Distribution Plan for the Year 2011, (e) the Remuneration of Directors and Supervisors, and (f) the Remuneration of Auditors for the Year 2011 and the Appointment of Auditors for the Year 2012.

Special resolutions will be proposed at the AGM to approve: (g) the Issue of Debt Financing Instruments, (h) the Proposed Amendments to the Articles of Association, (i) the Proposed Amendments to the Procedural Rules for the Board of Directors Meetings, and (j) the Proposed Amendments to the Procedural Rules for the Supervisory Committee Meetings.

The matters for shareholders’ review at the AGM include: (k) the Duty Report of the Independent Directors for the Year 2011, and (l) the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2011.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I) and the Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2011 (see Appendix II).

3.	THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

Commission File Number 001-31914

LETTER FROM THE BOARD

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 2 May 2012.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

5.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Yuan Li

Chairman

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Tuesday, 22 May 2012 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Report of the Board of Directors of the Company for the Year 2011.

2.	To consider and approve the Report of the Supervisory Committee of the Company for the Year 2011.

3.	To consider and approve the Financial Report of the Company for the Year 2011.

4.	To consider and approve the Profit Distribution Plan of the Company for the Year 2011.

5.	To consider and approve the Remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the Remuneration of Auditors of the Company for the Year 2011 and the Appointment of Auditors of the Company for the Year 2012.

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SPECIAL RESOLUTIONS

7.	To consider and approve:

A.	the issue of subordinated term debts in the PRC under the following terms and conditions, subject to the approval from the China Insurance Regulatory Commission (the “CIRC”):

(1)	size of the issue: not exceeding RMB38 billion and to be issued in one or more tranche(s);

(2)	term of the debts: no less than 10 years;

(3)	coupon rate: by reference to market interest rate;

(4)	target investors and form of the issue: to qualified investors who meet the relevant requirements of the CIRC. The issue may take the form of either private placement or public offering. The specific form of the issue shall be determined by the management of the Company (with the delegation from the Board of Directors in accordance with the authorization granted by the shareholders’ general meeting) and the lead underwriter(s) through negotiation;

(5)	use of proceeds: to replenish the Company’s supplementary capital and raise the solvency ratio of the Company; and

(6)	validity period of the resolution: 24 months from the date of approval of the issue of subordinated term debts by the shareholders’ general meeting;

and to authorize the Board of Directors to delegate the management of the Company to handle all specific matters in relation to the issue of subordinated term debts, including, without limitation:

(1)	submitting to, filing with and obtaining approvals and consents from the relevant governmental departments and/or regulatory authorities;

(2)	executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsor and underwriting agreements and contracts for intermediary service, etc.) in connection with the issue of subordinated term debts to the relevant regulatory authorities, stock exchanges, organizations and/or individuals;

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(3)	formulating and implementing a detailed proposal with respect to the issue of subordinated term debts, including, without limitation, the size of the issue, the form of the issue, the timing of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the registration of subordinated term debts for custody purpose, the measures for the administration of subordinated term debts and investment guide; and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the issue of subordinated term debts and determining the timing of the issue; and

(4)	the authorization for the issue of subordinated term debts will be valid for 24 months from the date of approval by the shareholders’ general meeting.

B.	subject to the approval of regulatory authorities and depending on the market condition, the issue of subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency. With the approval from the CIRC, the proceeds from the issue of subordinated debt financing instruments outside the PRC will, after deduction of any costs of the issue, be used, in whole or in part, for the replenishment of the Company’s supplemental capital so as to raise its solvency ratio;

and subject to the approval of regulatory authorities and depending on the market condition, to authorize the Board of Directors to delegate the management of the Company to handle all specific matters in relation to the issue of debt financing instruments outside the PRC and to make decisions with respect thereto, including, without limitation:

(1)	submitting to, filing with and obtaining approvals and consents from the relevant governmental departments and/or regulatory authorities within or outside the PRC;

(2)	executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsor and underwriting agreements and contracts for intermediary service, etc.) in connection with the issue of debt financing instruments outside the PRC to the relevant regulatory authorities, stock exchanges, organizations and/or individuals within or outside the PRC;

(3)	formulating and implementing a detailed proposal with respect to the issue of debt financing instruments outside the PRC, including, without limitation, the type of the issue, the size of the issue, the form of the issue, the timing of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the registration for custody purpose, the measures for the administration of debt financing instruments outside the PRC and investment guide; and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the issue of debt financing instruments outside the PRC and determining the timing of the issue; and

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(4)	the authorization for the issue of debt financing instruments outside the PRC will be valid for 24 months from the date of approval by the shareholders’ general meeting.

For the purpose of this resolution, references to the “PRC” exclude Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region.

8.	To consider and approve the following Proposed Amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the CIRC are obtained.

(1).	Article 157 of the Articles of Association shall be amended to read as:

“The Board of Directors of the Company shall establish five special committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee, the Strategy and Investment Decision Committee and the Budget, Execution and Assessment Committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.”

(2).	Article 158 of the Articles of Association shall be amended to read as:

“The Audit Committee shall be composed of three to five Directors, the Risk Management Committee shall be composed of three to seven Directors, the Nomination and Remuneration Committee shall be composed of three to seven Directors, the Strategy and Investment Decision Committee shall be composed of three to seven Directors, and the Budget, Execution and Assessment Committee shall be composed of five to seven Directors.”

9.	To consider and approve the Proposed Amendments to the Procedural Rules for the Board of Directors Meetings, the full text of which is set out in Appendix I to the circular of the Company dated 5 April 2012, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

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10.	To consider and approve the Proposed Amendments to the Procedural Rules for the Supervisory Committee Meetings, the full text of which is set out in Appendix I to the circular of the Company dated 5 April 2012, and to authorize the Chairperson of the Supervisory Committee or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

TO RECEIVE RELEVANT REPORTS

11.	To receive the Duty Report of the Independent Directors for the Year 2011.

12.	To receive the Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2011.

Note:	The English version of this notice is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
Heng Kwoo Seng
Company Secretary

5	April 2012

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh

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NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Saturday, 21 April 2012 to Tuesday, 22 May 2012 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 20 April 2012.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.23 per share (inclusive of tax), amounting to a total of approximately RMB6,501 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Thursday, 9 August 2012 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 31 May 2012.

The H Share register of members of the Company will be closed from Saturday, 26 May 2012 to Thursday, 31 May 2012 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 25 May 2012.

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2011 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2011 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax

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NOTICE OF ANNUAL GENERAL MEETING

treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2011 final dividend to its A Share shareholders.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

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NOTICE OF ANNUAL GENERAL MEETING

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 2 May 2012.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2962; 86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

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APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(A).	ORDINARY RESOLUTIONS

1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2011

The Company’s report of the Board of Directors for the year 2011 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2011 Annual Report.

2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2011

The Company’s report of the Supervisory Committee for the year 2011 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2011 Annual Report.

3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2011

The audited financial statements and auditor’s report for the year ended 31 December 2011 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flow” and “Notes to the Consolidated Financial Statements” in the Company’s 2011 Annual Report.

4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2011

In accordance with the audited financial report of the Company for the year 2011 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2011:

(1)	As the Company incurred no losses from previous years, no make-up for losses needs to be made;

(2)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB1,848 million (being 10% of the after-tax profit of the Company) will be allocated to the mandatory reserve fund of the Company;

(3)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB1,848 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company;

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(4)	According to the Financial Rules for Financial Enterprises issued by the Ministry of Finance, a sum of RMB1,848 million (being 10% of the after-tax profit of the Company) will be allocated to the general risk reserve fund of the Company;

(5)	Based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.23 per share (inclusive of tax), totaling approximately RMB6,501 million, to all shareholders of the Company; and

(6)	After the foregoing distributions of the after-tax profit of the Company for the year 2011, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1)	Remuneration for the year 2010

The remuneration of Directors and Supervisors of the Company for the year 2010 is determined in accordance with the relevant regulatory requirements. The remuneration of Directors and Supervisors of the Company for the year 2010 is as follows:

(a)	Remuneration of the then Directors for the year 2010

The total salary of the then Directors for the year 2010 was RMB6,221,400 (including the deferral payment of performance bonus amounting to RMB2,076,600) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,408,200, amounting to a total remuneration of RMB7,629,600, of which RMB5,553,000 was paid in 2010.

(b)	Remuneration of the then Supervisors for the year 2010

The total salary of the then Supervisors for the year 2010 was RMB4,533,200 (including the deferral payment of performance bonus amounting to RMB502,200) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,180,700, amounting to a total remuneration of RMB5,713,900, of which RMB5,211,700 was paid in 2010.

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APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Given that the standards for remuneration of Directors and Supervisors of the Company had not been confirmed by the relevant regulatory authorities by the time of the publication of the Company’s 2010 annual report, the remuneration disclosed in the Company’s 2010 annual report reflected the remuneration paid to the Directors and Supervisors of the Company on a preliminary basis, and the following note was included in the annual report: “According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman, Chairperson of the Supervisory Committee and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed”. As the final remuneration is confirmed, the Company has performed its obligation to disclose the supplementary information in a timely manner.

(2)	Remuneration for the year 2011

As at the date of the Notice of Annual General Meeting of the Company, regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2011. The remuneration of Directors and Supervisors of the Company for the year 2011 is determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2011 is as follows:

(a)	Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2011 was RMB2,034,100 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,041,900, amounting to a total remuneration of RMB3,076,000 in 2011.

(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2011 was RMB2,210,000 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB973,600, amounting to a total remuneration of RMB3,183,600 in 2011.

(3)	Remuneration arrangement for the year 2012

(a)	Remuneration arrangement of Directors

Given that the remuneration for the year 2011 has not been finalized, the remuneration of Executive Directors for the year 2012 will be determined on a preliminary basis according to the 2010 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2012 for shareholders’ approval.

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

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In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total amount of the annual remuneration was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the year 2011 has not been finalized, the remuneration of the Chairperson of the Supervisory Committee for the year 2012 will be determined on a preliminary basis according to the 2010 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2012 for shareholders’ approval.

The remuneration of internal Supervisors for the year 2012 will be determined in accordance with the Provisional Regulations on the Administration of Employees’ Salary of China Life Insurance Company Limited, and its implementation will be proposed at the Company’s annual general meeting for the year 2012 for shareholders’ approval.

In accordance with the proposal approved by the Board of Directors, the remuneration of external Supervisors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total amount of the annual remuneration was RMB150,000 (before tax).

6.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2011 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2012

(1)	Remuneration of auditors for the year 2011

The Company appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as its PRC auditor and PricewaterhouseCoopers as its international auditor for the year 2011. The proposed remuneration of auditors for the year 2011 is RMB64.25 million.

(2)	Appointment of auditors for the year 2012

The Company proposes to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as its PRC auditor and international auditor, respectively, for the year 2012, and to authorize the Board of Directors to determine the remuneration of auditors for the year 2012.

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(B).	SPECIAL RESOLUTIONS

7.	TO CONSIDER AND APPROVE THE ISSUE OF DEBT FINANCING INSTRUMENTS

In order to meet the demand for its long-term business development, prevent against financial risks, maintain its solvency ratio at a reasonable level and further optimize its capital structure, the Company proposes to issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion to replenish its supplemental capital, and subject to the approval of regulatory authorities and depending on the market condition, to issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency.

The full text of the proposed issue of debt financing instruments is set out in the Notice of Annual General Meeting of the Company dated 5 April 2012.

8.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 27 October 2011, the establishment by the Board of the Budget, Execution and Assessment Committee was approved at the fifteenth meeting of the third session of the Board of the Company. The Company shall make corresponding amendments to Articles 157 and 158 of the Articles of Association. As such, the Board put forward to the shareholders’ general meeting to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the CIRC are obtained.

The full text of the proposed amendments to the Articles of Association is set out in the Notice of Annual General Meeting of the Company dated 5 April 2012.

9.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS MEETINGS

On 27 October 2011, the establishment by the Board of the Budget, Execution and Assessment Committee was approved at the fifteenth meeting of the third session of the Board of the Company. The Company shall make corresponding amendments to the relevant provisions of the Procedural Rules for the Board of Directors Meetings. In addition, amendments to the Hong Kong Listing Rules and the Code on Corporate Governance Practices took effect on 1 April 2012, which also requires certain amendments to be made to the Procedural Rules for the Board of Directors Meetings. As such, the Board put forward to the shareholders’ general meeting to consider and approve the following proposed amendments to the Procedural Rules for the Board

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of Directors Meetings, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

(1)	Article 4 of the Procedural Rules shall be amended to read as:

“Article 4

The Board of Directors shall be a standing body of the Company for decision-making, and shall exercise its decision-making power in various aspects, such as development strategy, corporate governance, business plan, financial supervision and control, and personnel management, in accordance with these Procedural Rules.”

(2)	Article 26 of the Procedural Rules shall be amended to read as:

“Article 26

Directors of the Company shall perform the obligations as required by applicable laws, administrative regulations, departmental rules and regulations, regulatory rules of the jurisdictions in which shares of the Company are listed, as well as the Articles of Association, and undertake the legal liabilities in relation thereto. Directors of the Company shall receive the relevant trainings. They shall devote necessary and adequate time to the affairs of the Board, perform their respective duties and responsibilities faithfully, honestly and diligently for the best interests of the Company and its shareholders as a whole, and ensure that they can give sufficient time and attention to perform their duties and responsibilities.”

(3)	Paragraph (6) and paragraph (10) shall be added after paragraph (5) and original paragraph (8) of Article 36 of the Procedural Rules, respectively, as follows:

“(6)	A meeting for communication with Non-executive Directors and Independent Directors shall be held at least once a year;

(10)	It shall ensure the effective communication with shareholders;”

(4)	Article 39 of the Procedural Rules shall be amended to read as:

“Article 39

The Board of Directors of the Company shall establish five special committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee, the Strategy and Investment Decision Committee and the Budget, Execution and Assessment Committee.

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Such special committees shall study specific issues, convene specific meetings on a regular or ad hoc basis, communicate with the management of the Company, propose advices and recommendations to the Board of Directors for references, and deal with relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of a special committee shall be made by the Board of Directors.”

(5)	Article 40 of the Procedural Rules shall be amended to read as:

“Article 40

All special committees under the Board of Directors shall consist of Directors. In particular, the Nomination and Remuneration Committee shall have a majority of Independent Directors. The Audit Committee shall comprise a minimum of three members, all of whom shall be Independent Directors, and at least one Independent Director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the Audit Committee shall meet the requirement of the US Securities Exchange Act of 1934 with respect to the independence of Directors. The Budget, Execution and Assessment Committee shall comprise Executive Directors, Non-executive Directors and Independent Directors.”

(6)	Paragraphs (4) and (5) of Article 43 of the Procedural Rules shall be amended to read as:

“(4)	to have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-executive Directors. The Nomination and Remuneration Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, and employment conditions elsewhere in the Company; and to make recommendations to the Board on the remuneration of Supervisors;

(5)	to review and approve the management’s remuneration proposals with reference to the Board of Directors’ corporate goals and objectives;”

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(7)	Article 45 shall be added after Article 44 of the Procedural Rules as follows:

“Article 45

The Budget, Execution and Assessment Committee shall comprise five to seven Directors, and its main duties shall be as follows:

(1)	to review the plan of budget preparation and performance appraisal put forward by the management of the Company, and give guidance on budget preparation;

(2)	to review the plan of key business indicators and performance appraisal proposed to be given by the management of the Company to its branches;

(3)	to review the plan for the reform of major operating systems and mechanisms, as well as the plan for the adjustment of business decisions;

(4)	to check and monitor the implementation of budgets by the management of the Company and the business operation and management of the Company, and assess the implementation of budgets;

(5)	to check and monitor the implementation of Board resolutions;

(6)	any other matters authorized or entrusted by the Board of Directors.”

(8)	Original Article 67 of the Procedural Rules shall be amended to read as:

“Article 68

Directors shall attend the meetings of the Board of Directors in person. Where a Director is unable to attend a meeting for any reason, he/she may appoint another Director by a written power of attorney to attend the meeting on his/her behalf. In particular, Independent Directors may only appoint another Independent Director present at the meeting to attend the meeting on his/her behalf. Attending meetings by others on behalf of a Director shall not be counted into the attendance rate of such Director.”

(9)	Serial numbering of chapters and articles of the Procedural Rules

If the serial numbering of the chapters and articles of the Procedural Rules is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the serial numbering of the chapters and articles of the Procedural Rules as so amended shall be changed accordingly, including cross-references.

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10.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SUPERVISORY COMMITTEE MEETINGS

On 1 May 2011, it was expressly stipulated in the Implementing Guidelines on Connected Transactions of Listed Companies promulgated by Shanghai Stock Exchange that “the Supervisory Committee shall supervise the review, voting, disclosure and performance of connected transactions and express its views on such transactions in the annual report of the company”. The Company shall make corresponding amendments to the relevant requirements of the Procedural Rules for the Supervisory Committee Meetings. As such, the Supervisory Committee put forward to the shareholders’ general meeting to consider and approve the following proposed amendments to the Procedural Rules for the Supervisory Committee Meetings, and to authorize the Chairperson of the Supervisory Committee or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

Article 18 of the Procedural Rules shall be amended to read as:

“Article 18

In exercising its powers and functions, the Supervisory Committee shall have the right to understand the work of other supervision departments, such as the departments of internal audit, supervision, internal control and management, risk prevention and compliance operation of the Company. These departments shall report the relevant situation and provide information in relation thereto to the Supervisory Committee.

The Supervisory Committee shall supervise the review, voting, disclosure and performance of the Company’s connected transactions and express its views on such transactions in the annual report of the Company.”

(C).	TO RECEIVE RELEVANT REPORTS

11.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2011

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the Duty Report of the Independent Directors for the Year 2011 has been approved at the seventeenth meeting of the third session of the Board held on 26 March 2012. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Work for the 2011 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the Duty Report of the Independent Directors for the Year 2011. Please refer to the announcement published by the Company on 27 March 2012 for details of the report.

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12.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall compile a report in respect of the status of connected transactions and execution of the connected transactions management system at the shareholders’ general meeting. No shareholders’ approval is required for such report. The Report on the Status of Connected Transactions and Execution of the Connected Transactions Management System for the Year 2011 is set out in Appendix II to this circular for shareholders’ information.

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APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS

AND EXECUTION OF THE CONNECTED TRANSACTIONS

MANAGEMENT SYSTEM FOR THE YEAR 2011

In 2011, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”).

2.	the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC.

3.	property leasing agreements between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”).

4.	the deposits of the Company with China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”).

5.	the entrustment of enterprise annuity funds and account management agreement among the Company, CLIC, AMC and China Life Pension Company Limited (hereinafter referred to as “Pension Company”).

6.	the sale of insurance products by the Company in its capacity of the agent of China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “P&C Company”).

7.	any service trademarks permitted by CLIC to be used by the Company.

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APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

(II)	Major Connected Transactions Entered into During the Year

1.	Capital injection to P&C Company. The capital injection jointly made by the Company and CLIC to P&C Company was considered and approved at the tenth meeting of the third session of the Board of the Company. The Company subscribed for 1.6 billion shares additionally issued by P&C Company at a consideration of RMB1.6 billion (hereinafter referred to RMB unless otherwise specifically stated). Following the completion of the capital injection, the equity ratio of the Company and CLIC remained unchanged at 40% and 60%.

2.	Acquisition of property by the Company and P&C Company. The acquisition of Sanbo Century Plaza by the Ningbo Branch of the Company and the Ningbo Branch of P&C Company from Ningbo Jinghe Property Development Company Limited at the total purchase price of RMB920,461,815 was considered and approved at the twelfth meeting of the third session of the Board of the Company. The Ningbo Branch of the Company shall pay RMB774,161,535 for 31,598.43 square meters of Sanbo Century Plaza, and the Ningbo Branch of P&C Company shall pay RMB146,300,280 for 5,971.44 square meters of Sanbo Century Plaza.

3.	The Company’s negotiated deposits arrangement with CGB. The Company’s negotiated deposit of RMB2.5 billion with CGB with a deposit period of 64 months was considered and approved at the eleventh ad hoc meeting of the third session of the Board of the Company. The negotiated deposit of RMB1.5 billion with CGB with a deposit period of 61 months was considered and approved at the fifteenth ad hoc meeting of the third session of the Board of the Company.

4.	Joint investment by AMC and CLI. The Proposal in relation to the Review of the Investment by AMC in Office Buildings in Beijing Central Business District (CBD) for Self-use Purpose was considered and approved at the eighteenth ad hoc meeting of the third session of the Board of the Company. AMC, CLI, Beijing Wanyang Shiji Chuangye Investment Management Limited and Beijing Vantone Real Estate Co., Ltd. formed a consortium to carry out a series of arrangements, including the participation in the bid of the land, execution of the relevant land transfer contract and formation of a project company. The consortium signed the State-owned Construction Land Use Right Transfer Contract with Beijing Municipal Bureau of Land and Resources, pursuant to which the consortium agreed to acquire the state-owned construction land use right for the land in Beijing Central Business District (CBD) of 7,840 square meters at a land transfer price of RMB2,656,280,000. Subsequently, the consortium formed China Life Yuantong Property Limited (hereinafter referred to as “China Life Yuantong”) as the project company and signed a supplemental agreement with Beijing Municipal Bureau of Land and Resources to change the transferee of the land transfer contract to China Life Yuantong.

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APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

All of the abovementioned connected transactions were in compliance with the approval and disclosure procedures. The pricing principles of the Company’s connected transactions were fair and in the interests of the Company’s shareholders as a whole.

II.	Implementation of the Connected Transactions Management System

In 2011, a connected transactions management and implementation system was established, which was rather complete, covering business, finance, information disclosure, auditing, internal control, information technology, legal compliance and various other aspects, in accordance with the Provisional Measures on Connected Transactions Management and other connected transactions management policies of the Company. The management of the Company’s connected transactions has been conducted in an orderly manner.

(I)	Implementation of the Procedures for Examination, Approval and Disclosure of Connected Transactions

There was no major connected transaction in 2011 that required the approval by the shareholders’ general meeting.

Connected transactions that shall be examined and approved by the Board were examined and approved at Board meetings convened pursuant to the relevant requirements. During Board deliberations of connected transactions, Directors having an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction price, and the procedures of voting were in compliance with laws. The Audit Committee confirmed a list of connected parties of the Company pursuant to the relevant requirements.

Minor connected transactions that shall be examined and approved by the President’s Office were properly handled in accordance with relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided the business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s connected transactions were implemented efficiently and effectively.

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APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

(II)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found in the audit that all agreements for connected transactions directly entered into by the Company were in compliance with applicable laws. The Company implemented the approval and disclosure procedures pursuant to the external regulatory requirements and the Company’s systems, and no action has been found that would impair the interests of the Company and its shareholders.

(III)	Report to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of reports on major connected transactions to the CIRC, the filing of the connected transactions management system of the Company and the filing of information about connected parties with Shanghai Stock Exchange.

(IV)	Amendments to the Connected Transactions Management System in a Timely Manner

In accordance with the external regulatory requirements and the Company’s system management requirements, the Company consolidated and amended the connected transactions management system on the basis of the original Provisional Measures on Connected Transactions Management and the Detailed Rules for Implementation of the Provisional Measures on Connected Transactions Management and after taking into account the actual needs of operation and management, and formulated the Measures on Connected Transactions Management. The Measures were distributed after being considered and approved at the fifteenth meeting of the third session of the Board of the Company and were implemented from 1 January 2012.

In sum, the Company actively promoted the management of connected transactions in 2011, which effectively safeguarded the legitimate interests of the Company and the medium and small scale investors. However, there were some circumstances where certain connected transactions had not been renewed strictly according to their schedule, and some connected transactions of subsidiaries of the Company had not been reported to the Company in a timely manner. As such, the Company will enhance the overall management of its connected transactions by strengthening its internal management and the communication and coordination with its subsidiaries.

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APPENDIX II	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2011

III.	Work Plan for the Year 2012

In 2012, the Company will use its best effort to consistently implement the Measures on Connected Transactions Management, seriously perform its duties on management of connected transactions, improve the management and control of connected transactions and complete all works associated with connected transactions.

Firstly, it will actively follow up with the implementation of the revised systems and promote the smooth operation of such systems. The Measures on Connected Transactions Management of the Company are formally implemented in 2012. The Company will provide training and guidance on the relevant systems and external regulatory requirements and follow up with the implementation of the systems so as to facilitate the smooth and efficient operation of the systems.

Secondly, it will continue to perform its duties on connected transaction management and to improve its work quality. The Company will implement the procedures for approval and disclosure of connected transactions, maintain the information about connected parties on a regular basis, and strengthen the research and study of connected transaction rules, so as to further enhance the capabilities of all relevant departments in implementing the Company’s connected transaction system and continue to increase the quality and level of the Company’s connected transaction management.

Thirdly, it will focus on improving the management and control of connected transactions of its subsidiaries and promote the comprehensive management of the Company’s connected transactions. The Company will increase the frequency of sending letters to its subsidiaries, communicate through various channels and improve the ability of its subsidiaries in conducting connected transactions and their compliance awareness, so as to improve the overall management and control of the Company’s connected transactions.

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.